



14007786

File No. 83-1
Regulation IA
Rule 3

August 29, 2014

File Desk
United States Securities
 and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated August 29, 2014 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated August 29, 2014.

Sincerely yours,

John Scott
Chief Counsel
Corporate Legal Affairs Division

Enclosures